FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒                        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Further to a previous relevant announcement of 25 January 2007, investors are informed that as part of the NBG Group’s ongoing effort to improve its structures and effectively respond to changes in the international and domestic markets, at their meetings of 17.4.2007 the Boards of Directors of National Bank of Greece S.A and National Management & Organization Co (ETHNOKARTA) have prepared a Draft Merger Agreement on the two companies’ merger through the absorption of the latter by the Bank pursuant to the provisions of Companies’ Act 2190/1920, art. 69 et seq. and 78, and Law 2166/1993, articles 1-5.   Mr V. Papageorgakopoulos of SOL SA was appointed Chartered Auditor to determine the book value of the absorbed company’s assets and liabilities on the basis of Conversion Balance Sheet dated 31 March 2007.

It is noted that the merger will take place subject to completion of all necessary corporate resolutions, legal formalities and approvals, and following its completion NBG’s share capital will not increase given that NBG holds 100% of the shares of National Management & Organization Co.

Athens, 20 April 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 24th April, 2007
Chairman - Chief Executive Officer